2nd Quarter 2012 Economic Review and Outlook

Presented by:

Bob Meeder
President

Dale Smith, CFA
CIO

Clint Brewer, CFA
Portfolio Manager

Investment Solutions Since 1974

1

Good afternoon everyone and thank you for joining us today.  My name is Ron Sala and I am Vice President of Sales for Meeder Financial.  Today’s webinar will be hosted by our President, Bob Meeder, our Chief Investment Officer, Dale Smith and Clint Brewer, our Portfolio Manager.  Today, Bob Meeder, our President, will recap the second quarter of 2012 and assess our positioning during the second quarter and how it affected our portfolios.

Today's Discussion Topics

- Recap of 2nd Quarter 2012
  - The events that shaped capital market behavior throughout the 2nd quarter.
- Market Positioning
  - How various areas of the stock and bond markets performed and how it affected our portfolios.
- Key Market Drivers
  - Key events driving the markets so far in 2012.
- Outlook for the remainder of 2012
  - The important drivers of the capital markets for 2012.

If you are having technical difficulties, please call Go To Meeting at 1-800-263-6317.

Next, Clint Brewer will discuss key events driving today’s markets so far in 2012 and finally, Dale Smith will review the outlook for the remainder of 2012.  If you are having technical difficulties including logging on to the webinar, please call Go to Webinar at 800-263-6317.  Again, that number is 1-800-263-6317.

2nd Quarter 2012 Economic Review and Outlook

- 40 minute presentation
- 10 minute Q&A
- Audio through speakers or telephone. Mute speakers if using telephone.
- Submit questions through the questions panel in the lower right hand corner of your screen.

If you are having technical difficulties, please call Go To Meeting at 1-800-263-6317.

Today’s presentation will be approximately 40 minutes in length with a question and answer session following the presentation. You can listen to this presentation through the speakers of your computer or through your telephone.  If you are using a telephone, you will want to mute your computer speakers.  I will say again if you are using a telephone, you will want to mute your computer speakers. Questions can be submitted through the seminar via the questions panel in the far right-hand corner of your screen.  Once again if you are having any technical difficulties of any kind including logging into the webinar, please call Go to Webinar at 1-800-362-6317.

Now I would like to introduce Bob Meeder who will recap the second quarter of 2012.

Bob.

Recap of 2nd Quarter 2012

Bob Meeder
President

© 2012 Meeder Financial

4

Thank you Ron, and welcome everyone.  Thank you for joining us today.  I will begin by recapping how the financial markets have performed recently.  Then I will discuss how we were positioned throughout the previous quarter including specific factors that helped guide our decision making process.

Major World Markets - 2011

Russia -17.24%
South Korea -11.53%
Germany -17.38%
UK -5.42%
France -16.61%
Japan -20.52%
S&P 500 2.11%
Russell 2000 -4.17%
China -20.40%
India -26.33%
Hong Kong -18.47%
Brazil -15.56%
Australia -14.86%

Source: Bloomberg as of 12/31/11

© 2012 Meeder Financial

5

To set the stage for 2012, I would like to quickly recap 2011 returns from stock markets around the world.  While the S&P 500 finished 2011 with a modest gain, this stood in stark contrast to most other markets around the world, including both developed and emerging markets.  Many international markets, including India, China and Japan were down over 20% in 2011.

Major World Markets – Q1 2012

Russia 18.60%
South Korea 10.31%
Germany 17.78%
UK 4.78%
France 8.58%
Japan 20.29%
S&P 500 12.59%
Russell 2000 12.44%
China 2.89%
India 12.88%
Hong Kong 11.89%
Brazil 13.67%
Australia 6.24%

Source: Bloomberg as of 3/31/12

© 2012 Meeder Financial

6

If we move forward to the first quarter of this year, most markets around the world experienced a positive start in 2012.  Some of the worst performing markets in 2011 became the best performing areas during the first quarter of 2012.

Major World Markets – YTD 2012

Russia
1.55%
South Korea
1.56%
Germany
8.78%
UK
2.55%
France
4.67%
Japan
7.52%
S&P 500
9.49%
Russell 2000
8.53%
China
2.99%
India
14.05%
Hong Kong
8.26%
Brazil
-4.23%
Australia
3.65%

Source: Bloomberg as of 6/30/12

© 2012 Meeder Financial

7

However, the equity markets reversed course in the second quarter of this year, with stock market indices around the world giving back a good portion of their first quarter 2012 gains. Despite lagging in the first quarter, the U.S. declined less than the majority of countries in the second quarter and is once again one of the best performing stock markets on a year-to date basis.

Style Box Performance- YTD 2012

	Value	Blend	Growth
Large-cap	8.68%	9.40%	10.08%
Mid-cap	7.78%	8.22%	8.10%
Small-cap	8.24%	8.53%	8.81%

S&P 500- 9.49%

© 2012 Meeder Financial

8

If we turn to style boxes, we can see that large cap stocks have outperformed mid- and small-caps through the first two quarters of this year.  Particularly, large-cap growth companies performed the best, returning over 10% through June 30th.  Growth stocks have outperformed value stocks across all capitalization ranges as value sectors such as Energy and Financials gave up substantial returns in the 2nd quarter.

What is also remarkable is that large-cap growth is the only style box to outperform the S&P 500 so far this year.

Domestic vs. International

Emerging Markets
S&P 500
Developed International
20.00%
16.25%
12.50%
8.75%
5.00%
1.25%
-2.50%
-6.25%
-10.00%
January
February
March
April
May
June

Source: Bloomberg

© 2012 Meeder Financial

9

As mentioned previously, the international equity markets suffered significant declines in the second quarter.  Both the emerging market indices and the developed international index lagged the S&P 500 after the first 2 quarters due primarily to the ongoing sovereign debt problems in Europe and concerns about a hard landing in some emerging market economies.

Key Growth Sectors

25%
20%
15%
10%
5%
0%
Technology
Consumer Cyclical
Healthcare
January
February
March
April
May
June

Source: Bloomberg

© 2012 Meeder Financial

10

Now, let’s turn to specific sectors, Technology and Consumer Cyclical stocks are the top performing growth sectors, despite falling significantly in the second quarter.  Healthcare was the best performing growth sector in the second quarter but still lags due to the slow growth seen in the first quarter.

Key Value Sectors

30.0%
22.5%
15.0%
7.5%
0.0%
-7.5%
-15.0%
Financials
Energy
Utilities
January
February
March
April
May
June

Source: Bloomberg

© 2012 Meeder Financial

11

Looking at key value sectors, Financials and Energy were among the worst performing sectors in the second quarter while Utility stocks held up the best.  However, Financials have still outperformed both sectors throughout the first half of the year.

Fixed Income Sectors

Emerging Market Bond
High Yield Corporate Bond
Barclays Aggregate Bond
Barclays 7 - 10 Year Treasury Bond
8%
6%
4%
2%
0%
-2%
-4%
January
February
March
April
May
June

Source: Bloomberg

© 2012 Meeder Financial

12

Switching to the fixed income markets, in contrast to the first quarter where Emerging Market and High Yield Bonds performed well, the best performing segment of the market in the second quarter was Treasury bonds, which rose as yields fell to historic lows.

Positioning Update

Bob Meeder
President

© 2012 Meeder Financial
13

In the next group of slides, I would like to discuss with you how we were positioned within our portfolios throughout the second quarter of the year.  Specifically, I’ll address the equity positioning in our tactical portfolios, the defensive allocation in our defensive portfolios and the allocation mix within our fixed income portfolios.

Growth Portfolios

- Maintaining modest small-cap & mid-cap exposure
- Reduced growth overweight
- Overweight in healthcare & technology
- Underweight in financials & utilities
- Avoiding emerging market & developed international exposure

© 2012 Meeder Financial

14

In our tactical equity funds and portfolios, we maintained a modest allocation to small- and mid-cap stocks throughout the second quarter.  We continued to overweight growth versus value stocks, but reduced their overweight in the quarter due to indications from our investment models.  In terms of specific sector exposure, we were overweight healthcare and technology while underweighting financial and utility stocks.  We continued to avoid exposure to the international markets, both developed international and emerging markets.

Momentum Favors Growth

Growth
Value
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
1/2011
2/2011
3/2011
4/2011
5/2011
6/2011
7/2011
8/2011
9/2011
10/2011
11/2011
12/2011
1/2012
2/2012
3/2012
4/2012
5/2012
6/2012

Source: Bloomberg

© 2012 Meeder Financial

15

This chart illustrates the momentum component of our theme model, which favored growth over value.  As you can see, growth stocks have remained in favor since the middle part of last year.

Sector Positioning

Yield Spread (10 Yr – 3 Mo Treasury)

Our model begins favoring growth sectors as spread moves below 3%.
4.0%
3.4%
2.8%
2.2%
1.6%
1.0%
1/2010
2/2010
3/2010
4/2010
5/2010
6/2010
7/2010
8/2010
9/2010
10/2010
11/2010
12/2010
1/2011
2/2011
3/2011
4/2011
5/2011
6/2011
7/2011
8/2011
9/2011
10/2011
11/2011
12/2011
1/2012
2/2012
3/2012
4/2012
5/2012

Source: Bloomberg

© 2012 Meeder Financial

16

Within a number of our quantitative models, one indicator that we utilize is the yield spread between the 10-Year Treasury Bond and the 3-Month T-Bill.  We have seen that when the spread moves below 3%, it is typically favorable for growth sectors.  The spread is currently right around 1.6%, supporting our overweight to growth versus value investments.

Intermediate-term Dollar Gains

$84
$82
$80
$78
$76
$74
$72
1/2011
2/2011
3/2011
4/2011
5/2011
6/2011
7/2011
8/2011
9/2011
10/2011
11/2011
12/2011
1/2012
2/2012
3/2012
4/2012
5/2012
6/2012

Source: Bloomberg

© 2012 Meeder Financial

17

Within our international model, the strength of the U.S. Dollar favors domestic stocks over international investments.  The U.S. dollar has strengthened significantly since the lows set in April of last year, further supporting our decision to remain invested domestically in our tactical equity portfolios.

Defensive Portfolios

- Increased defensive positions to approximately 10%
- Equity exposure very similar to Growth Portfolios

© 2012 Meeder Financial

18

Within our defensive funds and portfolios, our equity exposure has remained similar to our Growth Portfolios. However, we adopted a modest defensive position in the second quarter due to the deterioration of the trend and technical data that we monitor.  In the next couple of slides, I will touch on some of the indicators that supported our decision to adopt a defensive posture.

Established Defensive Position

- Defensive model still indicating favorable risk/reward relationship, but….
- We noted several early warning divergences & deterioration in technicals.

© 2012 Meeder Financial
19

Overall, our defensive model is still indicating a somewhat favorable risk/reward relationship in the stock market.  However, we have seen deterioration in a few of our trend and technical indicators as well as several divergences that we felt warranted some caution.  I will address some of these items in the next few slides.

Negative Divergence

S&P 500
Transports
1450
1430
1410
1390
1370
1350
1330
1310
1290
1270
1250
5400
5300
5200
5100
5000
4900
4800
January
February
March
April
May
June

Source: Bloomberg

© 2012 Meeder Financial

20

This slide shows that the S&P 500 advanced to new recovery highs in the first part of the year, the transports did not confirm the advance in the S&P 500.  The Dow Transport Index (also called the Transports) is made up of airline, trucking and railroad services companies.  These companies are seen to be more sensitive to the economy and thus, the lack of confirmation by this sector of the market presented an early warning sign of increased risk to the stock market.

S&P 500 200 Day Moving Average

S&P 500
1500
1400
1300
1200
1100
1000
1/2011
2/2011
3/2011
4/2011
5/2011
6/2011
7/2011
8/2011
9/2011
10/2011
11/2011
12/2011
1/2012
2/2012
3/2012
4/2012
5/2012
6/2012

Source: Bloomberg

© 2012 Meeder Financial

21

Another indicator that we monitor is the 200-day moving average and that’s the 200-day moving average of the S&P 500.  Historically, stocks have performed well when prices remain above their 200-day moving average.  We saw prices fall below this level for a brief period in June.  However, prices have since returned above their 200-day moving average.

Copper Prices

460
428
396
364
332
300
Copper
1/2011
2/2011
3/2011
4/2011
5/2011
6/2011
7/2011
8/2011
9/2011
10/2011
11/2011
12/2011
1/2012
2/2012
3/2012
4/2012
5/2012
6/2012

Source: Bloomberg

© 2012 Meeder Financial

22

One of the indicators we monitor as a potential leading indicator is the price of copper.  Economists frequently refer to the metal as Dr. Copper, because it has it’s PhD in economics.  Frequently copper will turn lower before weakness shows up in the economy.  As you can see in this chart, the price of copper fell below its 50-day moving average in April while the S&P 500 remained near its highest levels of the year.

Fixed Income Portfolios

- Fixed Income Models indicate interest rates may remain low.
- Target maturity: slightly longer than benchmark
- Positions in Investment Grade Debt, High Yield & Emerging Markets

© 2012 Meeder Financial
23

Within our fixed income funds and portfolios, our quantitative models are indicating that intermediate interest rates should remain stable or remarkably, continue to decline modestly.  For this reason, we will continue to have a target maturity slightly longer than the benchmark.  We also continue to favor investment grade corporate debt as well as high-yield and emerging market bonds.

Credit Spreads

High Yield Corporate Bonds
US 10 Year Treasury
25%
20%
15%
10%
5%
0%
2004
2005
2006
2007
2008
2009
2010
2011
2012

Source: Bloomberg

© 2012 Meeder Financial

24

This chart shows the yield of the US 10 year treasury bond in blue and high yield corporate bonds in red.  As you can see, the spread between the two widened throughout the first part of the second quarter, making investments, in our opinion, high yield bonds very attractive.

Duration

10 Year Treasury Yield
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
1/2011
2/2011
3/2011
4/2011
5/2011
6/2011
7/2011
8/2011
9/2011
10/2011
11/2011
12/2011
1/2012
2/2012
3/2012
4/2012
5/2012
6/2012

Source: Bloomberg

© 2012 Meeder Financial

25

As you can see in this chart, yields on the 10-year treasury remained in a narrow range from September of last year through the first quarter of 2012.  As the second quarter began, the 10-year treasury yield broke out on the downside as investors sought safety amongst the European debt problems.  This is one of the factors that supports our target duration which is slightly longer than the benchmark.

This concludes my comments regarding our position for the 2nd quarter. As a reminder, if you have questions, please submit them through the questions panel in the bottom right hand corner of your screen.

I will now hand the presentation over to Clint Brewer to discuss the recent events driving the markets.

Clint.

Key Market Drivers

Clinton Brewer
Portfolio Manager

© 2012 Meeder Financial

26

Thank you Bob, and good afternoon everyone.  As Bob mentioned, I will now give an update on the key events driving the markets so far here in 2012.

Seem Familiar?

- Deceleration in economic data (similar to 2010 and 2011).
- Upcoming 'fiscal cliff' and debt ceiling.
- Europe concerns emerge….again.

© 2012 Meeder Financial

27

Many of the drivers that we will discuss in this section will seem quite familiar.  In particular, we saw a strong start to the year in terms of economic growth, only to subsequently experience a sharp deceleration.  This pattern is incredibly similar to the one experienced in both 2010 and 2011.

We are also seeing a negative impact stemming from political uncertainty, including the upcoming so-called fiscal cliff, and it also looks like the debt ceiling will be in play again at the end of the year.

And finally, Europe remains in the news headlines and continues to be a key market driver.  But while developments in Europe were a positive catalyst in the first quarter, the opposite was the case for the second quarter and we will discuss why a little later on.

JP Morgan Global PMI

60%
55%
50%
45%
40%
35%
30%
2008
2009
2010
2011
2012

Source: Bloomberg

© 2012 Meeder Financial

28

As we mentioned, the pace of economic growth in 2012 has closely mirrored 2010 and 2011.  This chart shows the Global Purchasing Managers Index, or PMI, which is calculated by JPMorgan.  This index is similar to the ISM that is monitored here domestically, in that a reading above 50 indicates expansion in the global economy while a reading below 50 indicates contraction.

As you can see, 2010, 2011, and 2012 were all experiencing an acceleration in growth as each respective year began.  But sometime around March, growth decelerated as indicated by the black arrows.

It is important to note here that the index does remain slightly above 50 and is indicating continued expansion, just at a slower rate compared to earlier in the year.

Economic Activity

	PMI Reading	
India	55.0	Expanding
Ireland	53.1	
Russia	51.0	
United States	49.7	Contracting
China	48.2	
Germany	45.0	

© 2012 Meeder Financial

29

In the previous chart we took a high level observation of the global economy.  We can also look more closely at the manufacturing sector in specific regions, and see which country’s continue to grow with a PMI reading above 50, and which country’s are contracting with a PMI reading below 50.

Most countries in the euro zone are reporting PMI’s below 50 as austerity measures take hold.  Several important emerging market economies, such as China, are also seeing a contraction in their manufacturing sector.

In another troubling sign, the manufacturing PMI in the US was just reported at a level below 50 for June, which is consistent with contraction.  However, the services gauge, which makes up the vast majority of the US economy, does remain above 50.

Consumer Confidence

80%
70%
60%
50%
40%
30%
20%
Tim Geithner: federal debt will approach current limit of $16.4 trillion 'late in the year'
12/2008
3/2009
6/2009
9/2009
12/2009
3/2010
6/2010
9/2010
12/2010
3/2011
6/2011
9/2011
12/2011
3/3012
6/2012

Source: Bloomberg

© 2012 Meeder Financial

30

In yet another pattern similar to 2011, the Conference Board’s consumer confidence measure appears to have peaked in the first quarter and is now moving lower.  During 2011, consumer confidence would have been impacted by the slowing economy, the natural disaster in Japan, and political gridlock around the debt ceiling.

In 2012, consumers are yet again dealing with a slowing economy and escalating rhetoric on the debt ceiling as well as the upcoming fiscal cliff in 2013 that is comprised of scheduled tax hikes and government spending cuts.  We will discuss the fiscal cliff in more detail during the outlook portion of this presentation.

Single Most Important Small Business Problem- May 2012

	Current	One Year Ago
Taxes	22%	20%
Poor Sales	20%	25%
Govt. Reqs. & Red Tape	19%	15%
Other	8%	4%
Inflation	7%	10%
Cost/Avail. Of Insurance	7%	7%
Quality of Labor	6%	5%
Comp. From Large Bus.	5%	7%
Fin. & Interest Rates	3%	3%
Cost of Labor	3%	4%

Source: NFIB.com/sbet

© 2012 Meeder Financial

31

The uncertain political landscape and ultimate direction of taxes is also impacting businesses.  For the first time in nearly four years, taxes emerged as the top problem for small businesses according to a survey conducted by the National Federation of Independent Business during May.

Payrolls Chart

600
500
400
300
200
0
100
-100
-200
1/2010
3/2010
6/2010
9/2010
12/2010
3/2011
6/2011
9/2011
12/2011
3/3012
6/2012

Source: Bloomberg

© 2012 Meeder Financial

32

To continue down this path of similar patterns, this chart shows the monthly job creation in the U.S. known as nonfarm payrolls.  Following a strong start to the year, job creation has slowed sharply in the past few months.  2011 encountered a similar scenario, but eventually experienced stronger job creation into the end of the year. It is also important to note that we have experienced 21 consecutive months of job growth.

Going forward, the pace of job creation will depend heavily on levels of business confidence and their willingness to invest as fiscal policy does remain extremely uncertain going into 2013 and as fears over Europe resurface.

European Concerns Return

- French and Greek election outcomes: *a referendum against austerity?*
- Spain is of particular concern, especially strength of banking sector.
- Continue to monitor impact on US financial system.

© 2012 Meeder Financial

33

We will now turn our attention to recent developments in the euro zone.  As many countries in the euro zone have pursued a policy of austerity in order to get budget deficits under control, recent election outcomes have been interesting.  More specifically, we have seen political parties that campaigned on anti-austerity measures coming to power.  This was the case in France, and was nearly the case in Greece as well.  The concern with Greece was that if the country’s leaders went against austerity, then their bailout could have been in jeopardy, which in turn could have led to Greece’s exit from the euro zone.

Attention also turned toward the health of Spain’s bank sector, which does not have enough capital to deal with looming losses.  And finally, we continue to monitor the domestic credit markets in order to assess the impact of a European credit crisis on the U.S. financial system.

Spain & Italy 5-year Bond Yields

Italy
Spain
8%
7%
6%
5%
4%
3%
2%
2009
2010
2011
2012

Source: Bloomberg

© 2012 Meeder Financial

34

In our last presentation, we discussed how actions by the European Central Bank injected liquidity into Europe’s banks and helped temporarily calm the markets.  That calm was temporary indeed .  As shown in this chart, yields on Spanish and Italian government bonds have risen sharply in the second quarter.  While Italy’s yield at least remains below the peak in 2011, Spain has moved back out toward its highest levels.

The concern with Spain stems from its banking sector, which as we mentioned has insufficient capital to handle loan losses.  As a result, Spain was forced to request a bailout for its banking sector that will amount up to $125 billion.  Since this money is expected to come from Europe’s existing rescue funds, there is concern that there will not be enough rescue funds left over to handle a worsening situation in Italy.

Spain & Italy CDS Spreads

Spain CDS
Italy CDS
600
526.060
500
483.800
400
300
200
100
Mar
Jun
Sep
Dec
Mar
Jun
2011
2012

Source: Bloomberg

© 2012 Meeder Financial

35

In another sign of investor concerns, this chart shows credit default swap spreads on Spanish and Italian government debt.  A credit default swap, or CDS, is basically insurance that investors can purchase to protect themselves against a government default on its debt.  The cost of the CDS is quoted in basis points, with one basis point equal to .01%.  As the cost of purchasing a CDS moves higher, it can be assumed that investors are anticipating greater likelihood of default.

Similar to their bond yields, CDS spreads on Italy remain below the peak set in 2011, but Spain has seen its CDS spreads move out to new highs, reflecting growing investor concerns over a default now that Spain has requested funds for its banking sector.

European Bank Stocks

European Bank Stocks
European Stock Index
160%
140%
120%
100%
80%
60%
40%
20%
0%
-20%
2009
2010
2011
2012

Source: Bloomberg

© 2012 Meeder Financial

36

This chart shows the performance of European bank stocks, shown in blue, compared to a broader index of European stocks, shown in red, since the market recovery commenced in March 2009.  As you can see, European bank stocks enjoyed substantial outperformance during the first part of the recovery, but have pulled back significantly since 2011 and are now actually underperforming the broader European stock index.

One of the key drivers behind the underperformance of banks is the sector’s large holdings of European sovereign debt.  As concerns over default among Europe’s peripheral countries has grown, as well as general fears over the break-up of the euro zone, investors are worried about the potential impact to the regions banking sector.

Gauges of Credit Market Stress

600
500
400
300
200
100
0.6
0.5
0.4
0.3
0.2
0.1
HSBC Financial Clog Index
Ted Spread
1/2011
2/2011
3/2011
4/2011
5/2011
6/2011
7/2011
8/2011
9/2011
10/2011
11/2011
12/2011
1/2012
2/2012
3/2012
4/2012
5/2012
6/2012

Source: Bloomberg

© 2012 Meeder Financial

37

While the US financial system does not have meaningful exposure to the sovereign debt of the most troubled European countries, there is exposure to European banks.  As a result, a sovereign default in Europe could impact the US through Europe’s banking system.  We are constantly monitoring gauges of stress in the US credit market because of this.  Two measures that we follow are the TED Spread, which is the blue line, and the HSBC Financial Clog Index, represented by the red line.  When each spread is increasing, it indicates rising levels of stress in the US credit markets and vice versa when the spread is falling.

Although each measure remains off the peak level reached in 2011, they remain well above the levels experienced at the start of 2011, indicating ongoing concern regarding European markets.

Flight to Safety Continues…

4%
3%
2%
1%
10 Year Treasury Yield
10 Year German Government Bunds
1/2011
2/2011
3/2011
4/2011
5/2011
6/2011
7/2011
8/2011
9/2011
10/2011
11/2011
12/2011
1/2012
2/2012
3/2012
4/2012
5/2012
6/2012

Source: Bloomberg

© 2012 Meeder Financial

38

The combination of slowing global growth, heightened political uncertainty, and new European concerns has increased the demand for traditional safe haven assets.  This chart shows the yield on the US 10-year treasury, which is in blue, and the yield on 10-year German government bunds, shown in red.

The yield on bonds in both countries moved sharply lower in the second quarter, and in fact, Germany has recently seen yields on its 2-year notes fall below zero percent, which essentially means that an investor is paying the German government to hold their money as opposed to earning interest by lending money to the government.

This concludes my comments on Key Market Drivers.  And as a reminder, if you have questions, please submit them through the questions panel at the bottom right hand corner of your screen.

I will now hand the presentation over to Dale Smith who will discuss the outlook  and key drivers for the remainder of 2012.

2012 Outlook

Dale Smith
Chief Investment Officer

© 2012 Meeder Financial 39

Thanks Clint and good afternoon everyone.

As Clint mentioned, we will now review the key catalysts that we believe will drive the markets for the remainder of 2012.

Key Drivers for Rest of 2012

- The situation in Europe will continue to have an impact on capital markets.
- Attention is shifting heavily toward the November elections and upcoming fiscal tightening.
- With all the uncertainty and political gridlock, central banks will continue to play an important role.

© 2012 Meeder Financial
40

To briefly summarize our views, Europe will continue to drive volatility in the markets, while here in the U.S. attention is quickly turning toward the November elections and the eventual fate of various tax hikes and spending cuts currently set to go into effect at the start of 2013.

Also, actions by central banks around the world will be needed to support the global economy since agreement among politicians in the U.S. and Europe remain elusive.

Government Debt as a % of GDP

Greece
Italy
Ireland
Portugal
United States
Belgium
Euro Area
France
UK
Germany
Spain
Austria
Netherlands
Finland
Denmark
Sweden
0%
50%
100%
150%
200%

Source: Thomson Rueters

© 2012 Meeder Financial

41

This slide illustrates the substantial levels of debt that many developed market economies are struggling with.  While Greece is somewhat of an outlier, it is important to note that many of the country’s shown here have government debt levels approaching or exceeding 100% of GDP, including almost all of the peripheral European countries that have been forced to seek some form of financial bailout.

In fact, studies have shown that government debt levels over 90% of GDP can significantly impair a country’s rate of economic growth, thereby making it even harder to get debt levels under control.

Current Budget Balance as a % of GDP

0%
-2%
-4%
-6%
-8%
-10%
-12%
Sweden
Finland
Germany
Italy
Belgium
Austria
Euro Area
Denmark
France
Netherlands
Portugal
Spain
United States
Greece
UK
Ireland

Source: The Economist

© 2012 Meeder Financial

42

In order for the countries on the previous slide to start reducing debt levels, they first need to gain control over their current budget deficits.  This slide shows current budget deficits as a percent of GDP for various countries.  As you can see, many of the world’s largest economies continue to run large deficits, such as the U.S. at nearly 8% of GDP.

In order to gain control of deficit spending, governments need to pursue spending cuts or tax increases, or a combination of both.

Hope We're Not Japan

Japan TOPIX Index

3500
3000
2500
2000
1500
1000
500
0
Lowest level since 1983
1980 - 1984
1985 - 1989
1990 - 1994
1995 - 1999
2000 - 2004
2005 - 2009
2010 - 2014

Source: Bloomberg

© 2012 Meeder Financial

43

Here’s to hoping we’re not going to end up like the Japanese stock market.  Following their own debt crisis and housing bubble, and then followed by a combination of demographic issues, including a low birth rates and an ageing population, and poor economic decisions by both their politicians and central bank policymakers, the Japanese Stock market  recently reached its lowest level in 29 years.  Let’s hope that both our politicians and Europe’s various governments can successfully resolve some of the many problems currently causing stress to both the U.S. and European economies.

2013 Total Fiscal Impact

Policies Scheduled to Take Effect or Expire in 2013 ($ in Billions)	
Payroll Tax Cut	-120
Emergency Unemployment Compensation	-40
Bonus Depreciation	-64
Affordable Care (Health Reform)	-46
2001/2003 Tax Cut (Upper Income)	-83
2001/2003 Tax Cut (Low/Middle Income)	-198
Automatic Spending Cuts ('Sequestration')	-90
Total Fiscal Effect: New Spending Cuts & Expiring Policies	-641

Source: Goldman Sachs

Approximately 4% of GDP

© 2012 Meeder Financial

44

In the U.S., we are currently set to experience a combination of spending cuts and tax hikes. This has been described as the “fiscal cliff”, though Clint prefers the term “taxmapocalypse.”  As outlined in this slide, the payroll tax rate cut as well as the Bush era tax cuts are scheduled to expire at the end of this year.  In addition, automatic spending cuts are also set to begin in 2013, which was the result of the deficit super committee’s failure in the aftermath of 2011’s debt ceiling debate.

Overall, more than $600 billion of fiscal tightening is set to occur, which is equal to about 4% of GDP.  While such policy actions are needed to get the deficit under control, there is widespread concern among economists that the size of the tightening set to occur would likely jeopardize the economic recovery.

Because of this, congressional leaders have recently floated the idea of extending the tax cuts and delaying the spending cuts by 3 months in order to allow time for newly elected officials to tackle the problem after the November elections.

Percent Job Losses

Percent Job Losses in Post WWII Recessions, aligned at maximum job losses
1948
1953
1957
1960
1969
1974
1980
1981
1990
2001
2007
ex-Census
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
-7.0%
Percent Job Losses Relative to Peak Employment Month
Current Employment Recession
Dotted line ex-Census Hiring
Months, Aligned at bottom of Recession
http://www.calculatedriskblog.com/

© 2012 Meeder Financial

45

The sluggish rate of job creation and persistent high levels of unemployment will also continue to weigh on investors.

We would like to revisit a chart that we have presented in the past.  This slide compares the current percentage of jobs lost in the most recent recession, shown here in red, with the other 10 recessions since World War II. Clearly, this has been the most dramatic recession in the percentage of jobs lost.  Also notice the general symmetry of each line.  Normally it takes approximately as long to regain the jobs lost as it took to lose them.

However, this recession, like others caused by credit crisis, tend to experience slower recoveries – likely leading to a continued high level of unemployment throughout 2012 and into 2013.

Unemployment Rate

12.0%
10.5%
9.0%
7.5%
6.0%
4.5%
3.0%
68%
66%
64%
62%
60%
58%
56%
54%
Employment Participation Rate
Employment Population Ratio
Unemployment Rate
60 - 64
65 - 69
70 - 74
75 - 79
80 - 84
85 - 89
90 - 94
95 - 99
00 - 04
05 - 09
10 - 14

Source: Bloomberg

© 2012 Meeder Financial

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Several of the complaints about the calculation of the unemployment rate, shown here in red and using the scale on the left, is that it excludes people that are no longer looking for a job.

After rising steadily over the previous 40 years, the employment participation rate, shown here in grey, which measures the percentage of the working age population that either has or wants a job, has been declining over the past 10 years and has reached levels not seen since the early 1980s.

More importantly, the employment population ratio, shown here in blue, measures the percentage of the working age population that is employed.

This ratio is one that is followed more closely by the fed, and has remained more steady over the past 3 years at around 58% using the scale on the right, this indicates that while things aren’t getting significantly better on the employment front, at least they also aren’t getting any worse.

New vs. Existing Home Sales

7.50
6.75
6.00
5.25
4.50
3.75
3.00
1600
1400
1200
1000
800
600
400
200
Existing Home Sales, in millions
New Home Sales, in thousands
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

Source: Bloomberg

© 2012 Meeder Financial

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Now let’s turn our attention to housing.  This is an encouraging slide as both existing home sales and new home sales have been showing increases.  Volume increases can frequently precede price increases, so this is one encouraging sign that we finally reached the bottom of the housing crisis.  Another encouraging sign here is that after several years of being a headwind, these increases now show new home sales and new home construction are now at least a slight tailwind for the economy.

Home Prices

S&P/Case-Shiller Composite 20 City Index (SA)

220
200
180
160
140
120
100
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Source: Bloomberg

© 2012 Meeder Financial

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Though still in decline on a year over year basis, there have been encouraging recent signs in housing prices as well.  Even in some of the hardest hit regions, prices have shown a recent uptick.  The most recent Case Schiller report indicated price increases in 19 of the 20 cities measured, with Detroit being the sole city with homes still declining in price.  We tend to agree with a recent Goldman Sachs report which concluded that housing prices will likely be up or down 1 or 2 % for both the remainder of this year and for 2013.  So, while housing prices are not yet materially increasing, it appears that we may bounce along a bottom in prices for the next year or two.

Delinquency Rates

12%
10%
8%
6%
4%
2%
0%
2005
2006
2007
2008
2009
2010
2011
2012

Source: Bloomberg

© 2012 Meeder Financial

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This next slide shows the percent of mortgages that are 90 or more days delinquent.

Although still elevated by historical standards, the good news is that the total number of homes seriously delinquent is declining.

The concern for the remainder of 2012 is that as banks get more and more of their robosigning and mortgage lawsuits behind them, more and more foreclosed homes will be put on the market, potentially keeping a lid on the prices of other homes for sale.

Interestingly, for now though, banks could be holding back on releasing foreclosures which seems to be constraining demand, which is helping to put a floor under current housing prices.

Although there are many uncertainties, positive catalysts remain………

© 2012 Meeder Financial
50

Up to this point, our discussion of the factors that we expect to impact the rest of 2012 has generally taken a negative tone.  However, we are not particularly bearish on the market or the economy at this point, and can find reasons to be optimistic going forward.

Leading Economic Indicators

120
100
80
60
40
20
60 - 64
65 - 69
70 - 74
75 - 79
80 - 84
85 - 89
90 - 94
95 - 99
00 - 04
05 - 09
10 - 14

Source: Bloomberg

© 2012 Meeder Financial

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As far as the economic recovery is concerned, the index of leading economic indicators continues to point toward expansion.  The blue line in this chart is the index level, while the shaded grey areas represent recessions.

As the name implies, the index of leading economic indicators is designed to predict economic activity six to nine months in the future. These indicators include a variety of economic data, such as money supply, the average workweek, and building permits.

Last month these indicators increased 3 tenths of a percent which was higher than economist’s consensus expectations.  Though it declined slightly the previous month, it was clearly positive for the quarter.

We would highlight that during 7 of the 8 recessions over the past 55 years, the minimum lead time from the LEI peak to the beginning of the recession was 8 months, and 1960 was the only exception when there was a 4-month lead time which doesn’t guarantee a recession can’t hit in 2012, but the historical odds are clearly in our favor.

Fed Update

- As economic data weakens, attention has turned toward Fed policy.
- Fed announced extension of 'Operation Twist' at its most recent meeting.
- Fed will shift $267 billion from short-term to long-term Treasuries.

© 2012 Meeder Financial

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We noted earlier in this presentation that monetary policy pursued by central bankers would take on increased importance as politicians struggle to find common ground on how to handle fiscal policy.  No central bank in the world is more important than our Federal Reserve, which has continued to pursue an extremely loose policy of low interest rates and other extraordinary actions not traditionally taken by central banks.

In its most recent meeting, the Fed announced an extension to its program that has become known as operation twist.  This effort by the Fed, which began last year, is designed to lower long term interest rates by selling short-term treasury securities and buying long-term treasury securities.

In theory, lower long-term rates should encourage more borrowing and more spending.

Operation Twist

5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
Operation Twist Announced
Operation Twist Extended
1/2011
2/2011
3/2011
4/2011
5/2011
6/2011
7/2011
8/2011
9/2011
10/2011
11/2011
12/2011
1/2012
2/2012
3/2012
4/2012
5/2012
6/2012

Source: Bloomberg

© 2012 Meeder Financial

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This chart shows the path of 30-year treasury yields since operation twist was announced in the third quarter of 2011.  Since then, rates have fallen to all time record lows in 2012.  Of course, it can be debated if this decline was a result of the Fed’s actions, or if ongoing fears have driven investors to the safety of U.S. treasury securities.

But whatever the case may be, it remains clear that the Federal Reserve is concerned about the strength of the recovery and is ready to act with more unconventional measures in order to support the economy.

Mortgage Rates

30 Year Fixed Mortgage Rate
20%
17%
14%
11%
8%
5%
2%
72 - 74
75 - 79
80 - 84
85 - 89
90 - 94
95 - 99
00 - 04
05 - 09
10 - 14

Source: Bloomberg

© 2012 Meeder Financial

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This next chart shows the average 30-year fixed mortgage rate going back to the 1970s.  The movement of the 30-year mortgage rate tends to mimic long-term treasury yields, which means that mortgage rates have also declined to record low levels during the second quarter of 2012.  In fact, just before this presentation today, a report came out indicating that mortgage rates hit an all-time low again this week.

So long as the Fed remains accommodative and exerts downward pressure on interest rates, treasury yields and mortgage rates should remain exceptionally low, which in turn should provide a much needed boost to the housing market.

Homebuilder Confidence

2500
2000
1500
1000
500
0
80
70
60
50
40
30
20
10
0
Housing Starts
Homebuilder Confidence
2004
2005
2006
2007
2008
2009
2010
2011
2012

Source: Bloomberg

© 2012 Meeder Financial

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In another positive sign for the housing market, homebuilder confidence has been moving higher in recent months.  Note how prior to the downturn in housing starts in 2006, homebuilder confidence had already began to deteriorate, meaning that homebuilder confidence served as a leading indicator for housing starts.

You will also notice that both confidence and housing starts have moved within a range near their lows for the past three years, until just recently when homebuilder confidence rebounded to the upside.  If confidence sustains its increase and once again serves as a leading indicator for the housing market, then perhaps we will look back on this period as the bottom.

Attractive *Absolute* Valuations

100
90
80
70
60
50
40
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
S&P 500 Price
S&P 500 Earnings
2005
2006
2007
2008
2009
2010
2011
2012

Source: Bloomberg

© 2012 Meeder Financial

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We will now turn our attention to how current stock market levels correspond to valuations.  The blue line on this chart is the price level of the S&P 500 Index, while the red line represents the total trailing 12 months earnings of companies that comprise the Index.  What is most striking about this chart is that earnings of companies in the S&P 500 have actually exceeded the prior peak in earnings set back in 2007, while the price of the S&P 500 remains below the levels experienced in 2007.  To put it another way, relative to earnings, stocks are currently cheaper now than they were in 2007.

Attractive *Relative* Valuations

5.50%
4.75%
4.00%
3.25%
2.50%
1.75%
1.00%
10 Year Treasury Yield
S&P Dividend Yield
5.50%
4.75%
4.00%
3.25%
2.50%
1.75%
1.00%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Source: Bloomberg

© 2012 Meeder Financial

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We just examined stock valuations in terms of earnings.  We can also examine stock valuations in the context of other asset classes, such as fixed-income.  On this basis, we can look at the dividend income that we would collect by investing in the S&P 500 compared to the income we would receive by investing in a 10-year Treasury security.

On this basis, stocks also appear more attractive than fixed-income, although it is important to note that there is more risk to your investment in the stock market compared to investing in Treasury securities.  The key point here is that the dividend yield on the S&P 500 is seldomly above the yield of 10-year Treasuries, and usually indicates a situation where stocks are undervalued and/or Treasuries are overvalued.

Some Relief at the Pump

Oil Prices
Gas Prices
125
115
105
95
85
75
4.0
3.8
3.6
3.4
3.2
3.0
1/2011
2/2011
3/2011
4/2011
5/2011
6/2011
7/2011
8/2011
9/2011
10/2011
11/2011
12/2011
1/2012
2/2012
3/2012
4/2012
5/2012
6/2012

Source: Bloomberg

© 2012 Meeder Financial

58

The steep decline in the price of numerous commodity prices during the second quarter should provide a near-term benefit to economic activity.  Perhaps the most closely watched commodity is oil given its impact on gas prices as well as its effect on other industries such as airlines and commercial transportation.

As shown in this chart, the price of oil has dropped from a 2012 high of around $110 per barrel in the first quarter to $85 at the end of the second quarter.  Gas prices have also followed the decline in oil, moving from a national average of $3.93 in the first quarter to $3.33 at the end of the second quarter.

Economists estimate that each sustained $10 decline in the price of oil adds anywhere from 0.2% to 0.5% to GDP.  Regardless of what the exact number is, lower oil and gas prices are clearly another tailwind for the economy.

Dow Industrials Four-Year Presidential Cycle vs S&P 500 Index Current Election Cycle
Presidential Election Pattern (Based on Daily Data, 1900-01-02 - 2011-12-30)
Trend Is More Important Than Level
22.5
20.0
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
1st Presidential Year
2nd Presidential Year
3rd Presidential Year
Election Year
Standard & Poor's 500 Stock Index (Current Election Cycle)
Source:
S&P Index Alert
1,450
1,400
1,350
1,300
1,250
1,200
1,150
1,100
1,050
1,000
950
900
850
800
750
700
2009
2010
2011
2012
DAVIS46

© Copyright 2012 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html For data vendor disclaimers refer to www.ndr.com/vendorinfo/

© 2012 Meeder Financial

59

We can gauge the potential direction of the stock market during the rest of 2012 by examining market performance during past Presidential election years.  The top portion of this chart shows the average stock market performance during a full presidential cycle going back to 1900, with the gray area shaded corresponding to the election year, which coincides with 2012.

The bottom portion of the chart shows the actual performance of the S&P 500 during this presidential cycle that started in 2009.  Using history alone as a guide, one would expect the stock market to move higher into year end based on average market movements in the second half of election years.  The fact the stock market has been up in 16 of the past 21 election cycles in the third quarter of the election year, and in 4 of the 5 years that is was down, the incumbent party lost the election.

Party Candidate to Win 2012 Presidential Election
Daily Data 11/03/2008 - 7/06/2012
Democratic Party Candidate to Win 2012 Presidential Election
Republican Party Candidate to Win 2012 Presidential Election
Source: www.intrade.com
(DAVIS201)
2009
2010
2011
2012

©Copyright 2012 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html . For data vendor disclaimers refer to www.ndr.com/vendorinfo/ .

© 2012 Meeder Financial

60

One final political slide.  Intrade.com is an organization in Ireland where one can bet on various events, including elections (though we note it is not currently legal to place bets within the U.S.). The site has a tremendous record of predicting elections in the days just before the election.  Intrade has also historically has a strong track record for senate and house elections as well, often better than late season polling.

The current odds of a democrat winning the presidential election in November stands at approximately 58%.  This is one site we recommend following over the remainder of the political season, as those election results will likely have significant influence on tax policies in 2013.

That concludes my comments, and with that, I am going to turn it back over to Mr. Sala.

Ron.

Questions

Please submit questions through the question panel.

© 2012 Meeder Financial

61

Thanks everyone.  We are now going to take your questions.  As a reminder, you can submit questions through the question panel on the bottom right-hand corner of your screen.  It looks like we have a few questions that have come in here.

Question session.

Disclosure

Performance shown represents past performance and does not guarantee future results. Investment performance assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so an investor' s shares or units, when redeemed, may be worth more or less than their original cost. For current Fund performance information visit www.flexfunds.com. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® carefully before investing. The Flex-funds® prospectus contains this and other information about the Funds and should be read carefully before investing. To request or receive a copy of The Flex-funds® prospectus, contact Shareholder Services at 800.325.3539 or visit www.flexfunds.com.

The unmanaged Standard & Poor' s (S&P) 500 Index is a market value-weighted index of common stocks considered representative of the broad market. Total returns for the unmanaged index assume change in security prices and reinvestment of dividends and capital gain distributions, but do not reflect the costs of managing a mutual fund Individuals cannot invest directly in the index.

Opinions and forecasts regarding sectors, industries, companies, countries and/or themes, and portfolio composition and holdings, are all subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security, industry, or sector.

Investments in foreign securities may entail unique risks, including political, market and currency risks.

Investing in securities involves inherent risks, including the risk that you can lose the value of your investment. There is no assurance that the investment process will consistently lead to successful results.

© 2012 Meeder Financial

62

Thank You

Meeder Financial, Inc.

6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com

© 2012 Meeder Financial

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